December 18, 1996

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      The Jon J. Darcy Trust for Janine Marie Darcy
                  The Jon J. Darcy Trust for Jonathan Michael Darcy The Jon J. Darcy Trust for Stephen Joseph Darcy


Gentlemen:

         On behalf of The Jon J. Darcy Trust for Janine Marie Darcy, The Jon J. Darcy Trust for Jonathan Michael Darcy, and The Jon J. Darcy Trust for Stephen Joseph Darcy. I am enclosing for filing, pursuant to Rule 13d of the Securities Exchange Act of 1934, as amended (the "Act"), eighteen (18) copies (six copies each) of Schedule 13D filed by these individuals. One of each copy has been manually signed.

         Please acknowledge receipt of the enclosed by file stamping the copy of this letter and return it to me in the enclosed stamped self-addressed envelope.

                                            Very truly yours,



                                            Lauren B. Cramer

LBC
Enclosure

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   Schedule 13D
                        Under the Securities Exchange Act of 1934
                                          (Amendment No.               )*


                                THERMO-MIZER ENVIRONMENTAL CORP.
                                                 (Name of Issuer)

                                                   COMMON STOCK
                                  (Title of Class of Securities)

                                                              883578 10 2
                                                  (CUSIP Number)

                          528 Oritan Avenue, Ridgefield, New Jersey 07657
                        (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)


                                                           December 6, 1996
                                       (Date of Event which Requires Filing
                                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following .

Check the following if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

CUSIP No.             883578 10 2   13D
          ---------------------------------------------


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Jon J. Darcy Trust for Janine Marie Darcy U/A/D June 18, 1981 (the "Janine Trust")

2.       CHECK IF A MEMBER OF A GROUP*              (A)

                                                    (B)    X


3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

         $60,000 loan from Jon J. Darcy at 8% annual interest, due on December 1, 1997.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America

NUMBER OF SHARES
7.       SOLE VOTING POWER

                                    147,177 Shares
BENEFICIALLY      8.       SHARED VOTING POWER

OWNED BY                            0
                  9.       SOLE DISPOSITIVE POWER
EACH
                                    147,177
REPORTING         10.      SHARES DISPOSITIVE POWER

PERSON                              0

WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  147,177
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* X
                                                                  ----

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11      ____%

14.      TYPE OF REPORTING PERSON*                   Individual

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Jon J. Trust for Janine Marie Darcy
13D
December 12, 1996

Item 1.           Security and Issuer

         This 13D is filed in relation to the shares of Common Stock, $.001 par value, of Thermo-Mizer Environmental Corp., a Delaware corporation (the "Company"). On December 6, 1996, William Benack, completed delivery of 109,681 shares of Common Stock being purchased by The Jon J. Darcy Trust for Janine Marie Darcy. The 109,681 shares of Common Stock included 13,433 Public Shares have been registered under the Securities Act of 1933 (the "Public Shares") and 96,248 shares of Common Stock which are "restricted securities" as defined by Rule 144 promulgated under the 1933 Act (the "Restricted Shares").. The purchase prices is allocated as follows: the Restricted Shares at the price of $.53 per share and Public Shares at the price of $.85 per share.

Item 2.           Identity and Background

         This statement is being filed by the Jon J. Darcy Trust for Janine Marie Darcy U/A/D June 18, 1981 (the "Janine Trust") having an address c/o Jonathan M. Darcy, 2702 Jacqueline Drive, Apt. H23, Wilmington, Delaware 19810. To the best of the knowledge of the trustee for the Janine Trust, she has not, during the last five years, been party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source of Funds

         The Janine Trust purchased the shares from William B. Benack, an officer and director of the Company through a loan from Jon J. Darcy. The Janine Trust was loaned $60,000 at 8% annual interest, due on December 1, 1996.

Item 4            Purpose of Transaction

         The Janine Trust acquired the Company's Common Stock for investment in the Company.

Item 5            Interest in Securities of the Issuer
                  ------------------------------------

         As of December 6, 1996, the Janine Trust beneficially owns 147,177 shares of Common Stock. The Janine Trust, whose trustee is Jonathan M. Darcy, disclaims beneficial ownership of 147,177 shares of Common Stock owned by the Jon J. Darcy Trust for Jonathan Michael Darcy U/A/D June 18, 1981, whose trustee is Joseph Sikora.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities
             -----------------------------------------------------------
                  of the Issuer
                  -------------

         The Purchase Agreement dated as of September 27, 1996 between the Janine Trust and William B. Benack, provided for the sale of 109,681 shares of Common Stock as described in Paragraph 1. Pursuant to the Purchase Agreement, Mr. Benack also sold 109,681 shares of common stock to each of the other trusts:
The Jon J. Darcy Trust for Jonathan Michael Darcy U/A/D June 18, 1981 and
The Jon J. Darcy Trust for Stephen Joseph Darcy U/A/D June 18, 1981.
Mr. Benack was formerly the Co-Chairman of the Board and a Director of the Company.

Item 7            Material to be Filed as Exhibits
                  --------------------------------

         Exhibit 1:        Purchase Agreement dated as of September 27, 1996.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 12, 1996                         \s|  Jonathan M. Darcy
                                                  ----------------------
                                                     Jonathan M. Darcy, trustee

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   Schedule 13D

                                     Under the Securities Exchange Act of 1934
                                          (Amendment No.               )*


                                         THERMO-MIZER ENVIRONMENTAL CORP.
                                                 (Name of Issuer)

                                                   COMMON STOCK
                                           (Title of Class of Securities)

                                                   883578 10 2
                                                  (CUSIP Number)

                                  528 Oritan Avenue, Ridgefield,
                                  New Jersey 07657
                                  (Name, Address and Telephone Number of Person
                                Authorized to Receive Notices and
                                 Communications)


                                                           December 6, 1996
                                       (Date of Event which Requires Filing
                                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following .

Check the following if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

CUSIP No.             883578 10 2                  13D

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Jon J. Darcy Trust for Jonathan Michael Darcy U/A/D June 18, 1981 (the "Jon Trust").

2.       CHECK IF A MEMBER OF A GROUP*                (A)

                                                      (B)    X


3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

         $60,000 loan from Jon J. Darcy at 8% annual interest, due on December 1, 1997.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
          147,177  shares

8.  SHARED VOTING POWER

               0

9.  SOLE DISPOSITIVE POWER

           147,177

10. SHARES DISPOSITIVE POWER

              0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  147,177

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  X
                                              ----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    ____%

14. TYPE OF REPORTING PERSON*                   Individual

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Jon J. Trust for Jonathan Michael Darcy
13D
December 12, 1996

Item 1.           Security and Issuer

         This 13D is filed in relation to the shares of Common Stock, $.001 par value, of Thermo-Mizer Environmental Corp., a Delaware corporation (the "Company"). On December 6, 1996, William Benack, completed delivery of 109,681 shares of Common Stock being purchased by The Jon J. Darcy Trust for Jonathan Michael Darcy. The 109,681 shares of Common Stock included 13,433 Public Shares have been registered under the Securities Act of 1933 (the "Public Shares") and 96,248 shares of Common Stock which are "restricted securities" as defined by Rule 144 promulgated under the 1933 Act (the "Restricted Shares"). The purchase prices is allocated as follows: the Restricted Shares at the price of $.53 per share and Public Shares at the price of $.85 per share.

Item 2            Identity and Background

         This statement is being filed by the Jon J. Darcy Trust for Jonathan Michael Darcy U/A/D June 18, 1981 (the "Jon Trust") having an address c/o Joseph Sikora, Highland Florist, Ruckman Road, Hillsdale, New Jersey 07642. To the best of the knowledge of the trustee for the Jon Trust, he has not, during the last five years, been party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source of Funds

         The Jon Trust purchased the shares from William B. Benack, an officer and director of the Company through a loan from Jon J. Darcy. The Jon Trust was loaned $60,000 at 8% annual interest, due on December 1, 1997.

Item 4            Purpose of Transaction

         The Jon Trust acquired the Company's Common Stock for investment in the Company.


Item 5            Interest in Securities of the Issuer
                  ------------------------------------

         As of December 6, 1996, the Jon Trust beneficially owns 147,177 shares of Common Stock. The Jon Trust, whose trustee is Joseph Sikora, disclaims beneficial ownership of 147,177 shares of Common Stock owned by the Jon J. Darcy Trust for Janine Marie Darcy U/A/D June 18, 1981, whose trustee is Jonathan M. Darcy.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Purchase Agreement dated as of September 27, 1996 between the Jon Trust and William B. Benack, provided for the sale of 109,681 shares of Common Stock as described in Paragraph 1.
Pursuant to the Purchase Agreement, Mr. Benack also sold 109,681 shares of common stock to each of the other trusts: The Jon J. Darcy Trust for Janine Marie Darcy U/A/D June 18, 1981 and The Jon J. Darcy Trust for
Stephen Joseph Darcy U/A/D June 18, 1981. Mr. Benack was formerly the Co-Chairman of the Board and a Director of the Company.

Item 7            Material to be Filed as Exhibits
                  --------------------------------

         Exhibit 1:        Purchase Agreement dated as of September 27, 1996.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 12, 1996                          \s|  Joseph Sikora
                                                  ------------------
                                                     Joseph Sikora, trustee

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   Schedule 13D

                                     Under the Securities Exchange Act of 1934
                                          (Amendment No.               )*


                                         THERMO-MIZER ENVIRONMENTAL CORP.
                                                 (Name of Issuer)

                                                   COMMON STOCK
                                       (Title of Class of Securities)

                                                              883578 10 2
                                                  (CUSIP Number)

                                  528 Oritan Avenue, Ridgefield,
                                  New Jersey 07657
                                  (Name, Address and Telephone Number of Person
                            Authorized to Receive Notices and Communications)


                                                           December 6, 1996
                                       (Date of Event which Requires Filing
                                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following .

Check the following if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

CUSIP No.             883578 10 2                 13D
          -------------------------------------          -------    -----


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Jon J. Darcy Trust for Stephen Joseph Darcy U/A/D June 18, 1981 (the "Stephen Trust").

2.       CHECK IF A MEMBER OF A GROUP*                (A)
                                                      (B)    X


3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

         $60,000 loan from Jon J. Darcy at 8% annual interest, due on December 1, 1996

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America

NUMBER OF
                  7.       SOLE VOTING POWER
SHARES
                                    147,177 shares
BENEFICIALLY      8.       SHARED VOTING POWER

OWNED BY                            0
                  9.       SOLE DISPOSITIVE POWER
EACH
                                    147,177
REPORTING         10.      SHARES DISPOSITIVE POWER

PERSON                              0

WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  147,177
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   X
                                                    ----

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        ____%

14.      TYPE OF REPORTING PERSON*                   Individual

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Jon J. Trust for Stephen Joseph Darcy
13D
December 12, 1996

Item 1.           Security and Issuer

         This 13D is filed in relation to the shares of Common Stock, $.001 par value, of Thermo-Mizer Environmental Corp., a Delaware corporation (the "Company"). On December 6, 1996, William Benack, completed delivery of 109,681 shares of Common Stock being purchased by the Jon J. Darcy Trust for Stephen Joseph Darcy. The 109,681 shares of Common Stock included 13,434 Public Shares have been registered under the Securities Act of 1933 (the "Public Shares") and 96,247 shares of Common Stock which are "restricted securities" as defined by Rule 144 promulgated under the 1933 Act (the "Restricted Shares"). The purchase prices is allocated as follows: the Restricted Shares at the price of $.53 per share and Public Shares at the price of $.85 per share.

Item 2            Identity and Background

         This statement is being filed by the Jon J. Darcy Trust for Stephen Joseph Darcy U/A/D June 18, 1981 (the "Stephen Trust") having an address c/o Raymond Breltenbach, 65 Glen Road, Woodcliff Lake, New Jersey 07675. To the best of the knowledge of the trustee of the Stephen Trust, he has not, during the last five years, been party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source of Funds

         The Stephen Trust purchased the shares from William B. Benack, an officer and director of the Company through a loan from Jon J. Darcy. The Stephen Trust was loaned $60,000 at 8% annual interest, due on December 1, 1997.

Item 4            Purpose of Transaction

         The Stephen Trust acquired the Company's Common Stock for investment in the Company.

Item 5            Interest in Securities of the Issuer
                  ------------------------------------

         As of December 6, 1996, the Stephen Trust beneficially owns 147,177 shares of Common Stock.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Purchase Agreement dated as of September 27, 1996 between the Stephen Trust and William B. Benack, provided for the sale of 109,681 shares of Common Stock as described in Paragraph 1. Pursuant to the Purchase Agreement, Mr. Benack also sold 109,681 shares of common stock to each of the other trusts:
 The Jon J. Darcy Trust for Janine Marie Darcy U/A/D June 18, 1981 and The
Jon J. Darcy Trust for Jonathan Michael Darcy U/A/D June 18, 1981. Mr. Benack was formerly the Co-Chairman of the Board and a Director of the Company.

Item 7            Material to be Filed as Exhibits
                  --------------------------------

         Exhibit 1:        Purchase Agreement dated as of September 27, 1996.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 12, 1996                          \s|  Raymond Breltenbach
                                                  ------------------------
                                                Raymond Breltenbach, Trustee